August 17, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

ffice of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Myra Moosariparambil

Re: Sustainable Projects Group Inc.

Form 10-K for the Year Ended December 31, 2022

Form 10-Q for the Quarter Ended March 31, 2023

File No. 000-54875

Ladies and Gentlemen:

Sustainable Projects Group Inc. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 3, 2023 relating to the Company’s Form 10-K for the year ended December 31, 2022 and Form 10-Q for the Quarter ended March 31, 2023 (File No. 000-54875) filed with the Commission on March 31, 2023 and May 19, 2023, respectively. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, as divided by the Company to address multiple comments within the numbered paragraphs. The Staff’s comments are presented in bold italics.

Form 10-K for the Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note the audit opinion has been dated March 31, 2022, which is prior to the balance sheet date. Please request your auditor update the audit opinion and amend your filing.

The audit opinion date was a typing error. We will ask our auditor to correct and will amend our filing.

Index to Consolidated Financial Statements

Note 1. Organization and Nature Operations, page F-8

2.	We understand that you have accounted for the Exchange Transaction as a reverse merger recapitalization based on your assessment that Sustainable Projects Group was not a business at the time of transaction. You also state that you have presented your financial statements to reflect the combined operations of Lithium Harvest and Sustainable Projects Group as if the merger transaction occurred on January 1, 2021. Please tell us why you believe this presentation is consistent with the guidance in ASC paragraphs 805-40-45-1 and 2. In this regard, we note the financial statements covering periods prior to the transaction should correspond to the historical accounts of the accounting acquirer, Lithium Harvest adjusted for the change in capital structure.

Stefan Muehlbauer

Sustainable Projects Group Inc.

August 17, 2023

The guidance under ASC paragraphs 805-40-45-1 and 2 refers to reverse acquisitions, while we believe the Exchange Transaction was a reverse capitalization guided by the authority described under 12100 of the SEC Financial Reporting Manual and equivalent to the issuance of stock by the private company accompanied by a recapitalization. This accounting is similar to that resulting from a reverse acquisition but with no goodwill or similar intangible asset being recorded.

ASC 505-10-S99-4 provides guidance on retroactively applying a change in capital structure when a transaction happens subsequent to year end. As the financial statements included in the Form 10-K cover the years 2022 and 2021, we believe the retroactive change to capital and accompanying reorganization should be reflective throughout the two years of the financial statements. For this reason, we presented financial statements to reflect the combined operations of Lithium Harvest and Sustainable Projects Group as if the transaction occurred on of January 1, 2021.

Note 9. Intangible Assets, page F-14

3.	We note your intangible assets and goodwill balances at December 31, 2022 were $74,778 and $156,752, respectively and represent a combined total of 82% of total assets. From your disclosure, it appears these balances are related to the Soy-yer Dough purchase in May 2020. You disclose on page 23 you ended sales of Soy-yer Dough products in 2021.

Please address the following:

●	Please provide a detailed explanation of your goodwill impairment analysis, including how you considered the ending of sales of the Soy-yer Dough products as an assumption in your analysis. See ASC 350-20-35. Please revise your disclosure to include the required disclosures in accordance with ASC 350-20-50. In addition, to the extent you have performed a quantitative impairment analysis, your disclosure should address whether you are at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value.

We considered the following quantitative factors in performing the goodwill impairment analysis.

The carrying value of YER Brands (which owns the rights to the Soy-yer Dough product line) consists of:

Inventory: $3,939 consisting of dough ingredients, lids and containers

Intangibles: $64,718

Goodwill: $156,752

Total = $225,409

Sustainable Projects Group Inc. 2316 Pine Ridge Rd #383 Naples, FL 34109	www.SPGroupe.com

Stefan Muehlbauer

Sustainable Projects Group Inc.

August 17, 2023

As the market capitalization of the Company at the time of the reorganization was $262,000, there is no indication of impairment using this criterion.

Further, there has been no material change in macroeconomic conditions, market conditions, and raw material costs. The Company’s analysis shows the demand for gluten-free modeling dough remains high, with very few competitors in niche markets. We have calculated a discounted cash flow value of $547,000 for YER Brands using conservative assumptions for wholesale price (20% lower than “list price”) and a significant discount rate of 75%. This criterion indicates no impairment as well.

At the outset, our plan was to manufacture the product in-house. However, we lacked capital to build facilities that would allow for economies of scale and our production of small runs produced uneconomical results. Accordingly, we temporarily halted sales of the product in 2021, but we do not consider the temporary ending of sales to be cause for an impairment for the reasons discussed herein. During the 2022 year, we focused on finding a suitable contract manufacturer for the Soy-yer Dough product line. Cash constraints hampered this process, but during discussions with potential manufacturers we saw an interest in licensing the brand. We are now focusing on this approach as it would be a lot less capital intensive. Licensing fees for comparable products range from 7% to 12% of wholesale price. After factoring in the lower capital requirements, as well as the benefits of a potentially faster market penetration, licensing compares favorably to YER Brands doing its own distribution of the product, which we estimate would result in a peak earnings before interest and taxes (EBIT) margin of 20%. Using the lower royalty rate of 7%, our analysis shows that the cash flow from a licensing approach would approximate the cash flows from the internal distribution model within three years. This analysis indicates that there is no goodwill impairment required.

Because there was no change in goodwill, our view is that no disclosures are required pursuant to ASC 350-20-50.

●	Please tell us how you considered the ending of sales of these products as an impairment indicator when performing an impairment analysis of your intangible assets in accordance with ASC 350-30-35-14 and ASC 350-30-35-17 through 35-22. To the extent you determined no impairment was necessary, please clearly explain the underlying factors that resulted in your conclusion.

The temporary ending of sales of these products did not factor into our impairment analysis, as we plan to either license these products or continue sales in the future. In performing our impairment analysis we considered the formulas held by the Company, positive notoriety (from being on Shark Tank) and our marketing contacts. We halted sales of the products until we could either (1) find a suitable partner to manufacture the products or (2) find manufacturers who would license the products. Because we intend to pursue one of these two options, we do not believe the temporary halting of sales impacts carrying value.

Sustainable Projects Group Inc. 2316 Pine Ridge Rd #383 Naples, FL 34109	www.SPGroupe.com

Stefan Muehlbauer

Sustainable Projects Group Inc.

August 17, 2023

●	Please explain why your trademark, patents net balance increased from $593 at December 31, 2021 to $10,653 at December 31, 2022. In addition, you disclose trademarks were identified as intangible assets with finite useful lives, however it does not appear you are recording amortization expense on these assets. Please clarify and revise your disclosure, if necessary.

The increase from $593 to $10,653 in the Company’s trademark, patents net balance represents costs incurred during 2022 with respect to the Lithium Harvest Danish patent, which were added to the net balance as of December 31, 2022. Patents are required to be amortized over their useful life, not to exceed their legal life. The costs of the patent were incurred in late 2022 and, as we had no active operations, we did not believe amortization was appropriate, as our view is that the “useful life” begins when the asset is used and the patent was not used during this period.

●	Please also address how the goodwill and intangible assets were considered when allocating the relative fair value of the assets for the reorganization transaction with Lithium Harvest based on the requirements of ASC 805-50-30-1 and 30-3.

The values of the goodwill and intangible assets acquired by Lithium Harvest were the values represented by the Soy-yer Dough segment of the business. As shown above, these values, when combined with the values of the other assets of the Soy-yer Dough segment of the business, were less than the fair value of the operating segment. Note that pursuant to ASC 805-50-30-1 and 30-3 no additional goodwill may be allocated on reorganization, so we did not believe any increase in goodwill was appropriate.

Form 10-Q for the Quarter Ended March 31, 2023

Consolidated Interim Balance Sheets, page F-2

4.

Please tell us why the financial statement amounts reflected for the year ended December 31, 2022 in your Form 10-Q for the quarter ended March 31, 2023 do not agree with the corresponding amounts presented in the audited financial statements in your Form 10-K for the year ended December 31, 2022. Clearly explain how you derived the revised amounts and why they have been revised. To the extent you have restated your December 31, 2022 financial statements due to error, please provide appropriate disclosures under ASC 250 and tell us how you considered the need for amendment of your Form 10-K for the year ended December 31, 2022.

We acknowledge that the balance sheet amounts reflected for the year ended December 31, 2022 in the Company’s Form 10-Q for the quarter ended March 31, 2023 are incorrect. These amounts do not give retroactive effect to the reverse capitalization, but rather record the transaction as if it had occurred during the first quarter of 2023, namely on February 14, 2023. We will file an amendment to the Company’s Form 10-Q for the quarter ended March 31, 2023 that will correct the December 31, 2022 balance sheet amounts and the amounts as of December 31, 2022 in the statements of stockholders’ equity (deficit). Additionally, the amendment will correct the statements of operations and comprehensive income (loss) for the quarters ended March 31, 2023 and 2022 to include the results of both Sustainable Projects Group Inc. and Lithium Harvest on a pro forma basis.

Sustainable Projects Group Inc. 2316 Pine Ridge Rd #383 Naples, FL 34109	www.SPGroupe.com

Stefan Muehlbauer

Sustainable Projects Group Inc.

August 17, 2023

Notes to the Interim Consolidated Financial Statements

Note 8. Reorganization, page F-10

5.	We note on February 14, 2023, you entered into an agreement with Lithium Harvest and the Shareholders to acquire all outstanding shares of capital stock of Lithium Harvest in exchange for issuing to the Shareholders 206,667,233 shares of your common stock. You disclose the Exchange Transaction represents a change of control and was accounted for as a share reorganization with Lithium Harvest being the accounting acquirer and the Company being the accounting acquiree. Please tell us how you considered ASC 805-40-45-2 when presenting the equity balances given Lithium Harvest has been considered the accounting acquirer.

As noted in our response to question #4 above, we acknowledge that the interim financial statements for the quarter ended March 31, 2023 require amendment. The statements of stockholders’ equity (deficit) in the Form 10-Q amendment will reflect the accumulated deficit of Lithium Harvest as of December 31, 2021 and will include the operating losses of both Sustainable Projects Group Inc. and Lithium Harvest going forward from that point.

If there are further questions or additional information is required, please do not hesitate to contact the undersigned at (305) 209-0844.

Sincerely,

SUSTAINABLE PROJECTS GROUP INC.

By:	/s/ Stefan Muehlbauer
Name:	Stefan Muehlbauer
Title:	Chief Financial Officer

cc:	Craig Arakawa

Sune Mathiesen, Chief Executive Officer

Sustainable Projects Group Inc. 2316 Pine Ridge Rd #383 Naples, FL 34109	www.SPGroupe.com